Exhibit 99.4

Spreadtrum Announces New SC6600R Chip:

A New Generation of Higher Performance Multimedia Baseband

August 29, 2007, Shanghai, China – To help improve the multimedia performance of mobile handsets, Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced the SC6600R GSM/GPRS mobile baseband chip. The SC6600R is the latest in Spreadtrum’s family of highly integrated multimedia baseband solutions for the mobile handset market.

Based on Spreadtrum’s single chip technology, the SC6600R integrates robust multimedia functions, including support for a 2-megapixel digital camera and video camera, CD quality music playback, stereo sound output, 30-fps high speed MPEG4 playback, as well as Bluetooth interface. Spreadtrum believes that mobile handset manufacturers and design companies will find the SC6600R to be an effective product in their efforts to penetrate the mainstream market. Through Spreadtrum’s investments in research and development, the new SC6600R incorporates these new functions in addition to the integrated features, strong stability and low power consumption in Spreadtrum’s other chip solutions.

The mobile handset market demands more advanced multimedia development, as the integration of cameras, video recorders, video and music playback are no longer “high end” functions but are rapidly evolving into “must have” functions for the average handset buyer. Further, consumers have become much more discerning about the quality of the mobile phone’s playback quality, requiring more pleasing sound effects and clearer pictures. To accommodate these increasing demands, Spreadtrum developed the SC6600R and believes that with its high quality multimedia functionalities, the SC6600R is well positioned and timed to meet market performance requirements and could help raise the popularity of multimedia phones in the marketplace.

Spreadtrum began sampling the SC6600R chip in the third quarter of this year. The chip is available in 257-ball LFBGA package, low-power design, 3V for I/O, 1.8V for core and GPRS Multi-Slot Class 10.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the effectiveness of the SC6600R in helping mobile handset manufacturers and design companies penetrate the mainstream market and the SC6600R’s ability to meet market performance requirements and raising the popularity of multimedia handsets in the marketplace. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the inability of the SC6600R to meet market performance requirements or help handset manufacturers and design companies in their efforts to penetrating the mainstream markets; unpredictable changes in technology and consumer demand for mobile handsets; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange

Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-6270-2988 x217

E-mail: william.shi@spreadtrum.com